July 1, 2019

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 1, 2019

File No. 001-32559 and 333-177186

Dear Ms. Monick:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter dated June 17, 2019 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”). To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Significant Tenants, page 10

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We note your disclosure on page 10 that Steward operated 39.5% of your gross assets as of December 31, 2018. Given that Steward appears to be a significant lessee, please tell us what consideration you gave to filing audited financial statements of Steward. In that regard, we note your response to comment 3 from our letter dated October 26, 2018, where you stated that you expected to file the financial statements of Steward with your Form 10-K or Form 10-K/A for the year ended December 31, 2018.

Ms. Jennifer Monick

Securities and Exchange Commission

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Pursuant to the guidance set forth in the Division of Corporation Finance Financial Reporting Manual Section 2340, we respectfully reaffirm our intention to file the audited financial statements of Steward for the years ended December 31, 2018 and 2017 via Form 10-K/A promptly upon such financial statements becoming available.

Although our lease agreements require the timely delivery of audited financial statements to us by our tenants, Steward has requested multiple extensions this year to allow for adequate time to complete such audit given the amount of time and energy that they have spent to integrate the systems and operations of their recent major acquisitions. At this time, we expect their audited financial statements to be available to us during July 2019, and we plan to file such audited financial statements via Form 10-K/A promptly thereafter.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.

by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer

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